September 14, 2012

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Investment Company Regulation

100 F Street, N.E.

Washington, D.C. 20549

Re: Elessar Funds Investment Trust (File Nos. 333-183022 and 811-22728)

Dear Mr. Bartz,

On August 2, 2012, Elessar Funds Investment Trust (the “Trust”) filed a registration statement on Form N1-A, registering one series, Elessar Small Cap Value Fund (the “Fund”) (the “Registration Statement”).  By letter dated August 31, 2012 you provided comments to the Registration Statement.  Set forth below is a summary of our responses.  Attached is a red-lined version of the amended Registration Statement (the Pre-Effective Amendment”) showing changes made in response to those comments.

PROSPECTUS
Cover Page
Comment 1. Please provide the names of the Fund classes to which the prospectus relates. Response: The names of the Fund classes have been added to the cover page.
Prospectus Summary – Fees and Expenses of the Fund

Comment 2.     Footnote (3) to the table of Annual Fund Operating Expenses provides that the Fund'sadviser has contractually agreed to waive management fees and/or make payments to limit Fundexpenses "until [ __ ], 2013 ." Please confirm that this fee waiver/expense reimbursementarrangement will be in effect for at least one year from the effective date ofthe Fund'sregistration statement.

Response: Elessar Investment Management, LLC (the “Advisor”) has agreed to the fee waiver/expense reimbursement through at least October 31, 2013.  A copy of the fee waiver agreement has been included as an exhibit to the registration statement.

Prospectus Summary – The Principal Investment Strategy of the Fund

Comment 3.     Since the name of the Fund includes the term "small cap," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Fund's assets in small capitalization companies. See Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940 (the "1940 Act"), and Investment Company Act Release No. 24828 (January 17, 2001), at note 42. Please also disclose whether this policy is fundamental, or if the Fund will provide the Fund's shareholders with at least 60 days prior notice of any change in this policy.

Response:  The following paragraph was added to The Principal Investment Strategy of the Funds section of the Prospectus Summary:

Under normal circumstances,the Fund will invest at least 80% of its net assets in common stocks of small capitalizationcompanies, as defined above.The Board of Trustees can change this non-fundamental policy without shareholderapproval. The Fund will notify you in writing at least 60 days before implementing any change to thispolicy.

Comment 4.     Please describe in this section the significance ofthe term "value" in the Fund's name(e.g., the Fund will invest in undervalued securities).

Response:  The following language was added to the Investment Strategy:

The Fund emphasizes a “value” investment style, investing in companies that appear under-pricedaccording to certain financial measurements of their worth or business prospects..

Comment 5.     The first paragraph of this section also states that the Fund may invest up to 20% of itsassets in American Depository Receipts ("ADRs"). Please provide a brief definition of ADRs,and describe the market capitalizations of the companies underlying the ADRs in which the Fundmay invest.

Response:  The following language was added to the Investment Strategy:

ADRs are certificates evidencing ownership of shares of a foreign-based issuer held in trust by abank or similar financial institution. They are alternatives to the direct purchase of the underlyingsecurities in their national markets and currencies.The Fund will invest in small capitalization ADRs between approximately $150 million and $2.5 billion at the time of purchase.  The Fund will invest in ADRs that meet the same investment criteria as other small capitalization companies in the Fund.

Prospectus Summary – The Principal Risks of Investing in the Fund

Comment 6.     The final principal risk described in this section is REIT Risk. In the summary ofprincipal investment strategies and in response to Item 9(b)(l) of Form N-lA, please disclose theFund's investment strategy regarding REIT investments.

Response:  The following language was added to the Investment Strategy:

The Fund may invest up to 20% of total assets in Real Estate Investment Trusts (“REIT”s).  A REIT is a pooledinvestment vehicle that purchases primarily income-producing real estate or realestate related interests.  The Fund will invest in REITs between approximately $150 million and $2.5 billion at the time of purchase.  The Fund will invest in REITs that meet the same investment criteria as other small capitalization companies in the Fund.

Prospectus Summary – Management – Portfolio Managers

Comment 7 (Part I).     The first paragraph of this section provides information regarding the Fund's portfolio managers. Please clarify this disclosure by identifying the portfolio manager primarily responsible for the day-to-day management of the Fund's portfolio.

Response:  The revised paragraph is as follows:

Richard A. Giesen, Jr. has managed the Fund since its inception in 2012.  Mr. Giesen is the Chief Investment Officer of the Advisor and has been employed by the Advisor since its inception in 2005.

Comment 7 (Part II)     The prior performance information in this section is neither required nor permitted in the prospectus summary. See General Instruction C.3(b) to Form N-lA. Please move this information to a more appropriate location later in the prospectus.

Response:  The information was moved as requested.

Additionally, prior performance of a fund's adviser may be presented ifthe presentationdiscloses the performance of all the adviser's (not just the portfolio manager's) accounts withsubstantially similar investment objectives, policies and investment strategies, provided that theinformation is not presented in a misleading manner. See Nicholas-Applegate Mutual Funds(pub. avail. Aug. 6, 1996). Please revise the disclosure in this section accordingly. Also, pleaseexplain the terms "Gross" and ''Net" in the context of the performance table, and reverse theirorder of presentation in the table so that the ''Net" return appears first. Lastly, please revise theheading for the disclosure in the table to clearly indicate that the performance shown is acomposite of the adviser's prior performance, and is not that of the Fund.

Response:  The revised paragraph is as follows:

The Fund commenced operations on ___________, 2012. The table below shows the performance of Elessar’s Small Cap Value Composite.  This composite represents the performance of all accounts with substantially similar investment objectives, policies and investment strategies to the Fund that were managed by the Advisor from its inception on April 1, 2006 through June 30, 2012  This information is designed to demonstrate the historical track record of the Fund's Advisor.  It does not indicate how the Fund has performed or will perform in the future. All presentations assume reinvestment of dividends and distributions.  Performance is presented gross and net of management fees.  Past results are not an indication of future performance.

Advisor’s Historical Composite Performance

Since

(Not Fund Performance)

1 Year

5 Year

Inception

Elessar Small Cap Value Composite (Net)

-10.42

1.14

3.90

Elessar Small Cap Value Composite (Gross)

-10.12

1.76

4.58

Russell 2000 Value Index*

-1.44

-1.05

1.11

All returns include reinvestment of dividends.  5 Year and Since Inception returns are annualized

*The Russell 2000® Value Index is an unmanaged index of small-capitalization stocks with lower price-to-book ratios and lower forecasted growth values than the total population of small-capitalization stocks, whose composition is different from the Fund.

Investment Objective, Principal Investment Strategy, Related Risks, and Disclosure ofPortfolio Holdings- Investment Objective

Comment 8.     Please explain to us whether the Fund's investment objective is a fundamental or a non-fundamental policy. If the investment objective is non-fundamental, please state that the Fund's investment objective may be changed without shareholder approval. See Item 9(a) of Form N-1A. Also, if the Fund's investment objective may be changed without shareholder approval, please explain to us what notice, if any, will be provided to shareholders.

Response:  The Fund’s investment objective is fundamental.

Investment Objective, Principal Investment Strategy, Related Risks, and Disclosure ofPortfolio Holdings – The Principal Investment Strategy of the Fund

Comment 9.     The first sentence of this section provides an investment objective "to produce abovemarket,top quartile risk-adjusted rates of return over a full market cycle," which differs from theobjective stated in the preceding section. Please revise this section so that it provides aconsistent statement ofthe Fund's investment objective.

Response:  The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION
Cover Page

Comment 10.     Please provide the names and exchange ticker symbols of the Fund classes to which theStatement of Additional Information relates.

Response:  The names of the Fund classes and tickers have been added to the cover page.

Investment Limitations

Comment 11.     This section describes the Fund's fundamental and non-fundamental policies. Please disclose in this section whether the Fund's investment objective is a fundamental or a non-fundamental policy.

Response:  The Fund’s investment objective is non-fundamental.  The following paragraph was added as item 6 under the Non-Fundamental heading:

Investment Objective.  The Fund will not change its investment objective unless the Fund’s shareholders are provided with at least 60 days prior written notice.

The Portfolio Manager

Comment 12.     The third paragraph ofthis section states that the portfolio managers are owners ofElessar, and are compensated ifElessar is profitable. Assuming that Elessar is profitable, pleasedescribe the structure of, and the method used to determine, the compensation of each portfoliomanager. Additionally, for each type of compensation (e.g., salary, bonus, deferredcompensation, retirement plans and arrangements), please describe the criteria on which that typeof compensation is based.

Response:  The revised paragraph is as follows:

The Portfolio Managers are owners of Elessar and therefore are compensated if Elessar is profitable.  The Portfolio Managers are compensated with a fixed base salary; a bonus based on the performance of the small cap value product relative to its benchmark, the Russell 2000 Value index, weighted over a trailing-three year period; and an ownership interest in the firm awarded at the discretion of the Advisor’s managing member.

Trustees and Officers – Board Leadership Structure

Comment 13.     Please provide disclosure indicating why the Fund has determined that its leadershipstructure is appropriate given the specific characteristics or circumstances of the Fund.

Response:  The following language was added to the Board Leadership Structure paragraph:

The use of an interested Chairman balanced by an independent Audit Committee allows the Board to access the expertise necessary to oversee the Trust, to identify risks, to recognize shareholder concerns and needs, and to highlight opportunities. The Audit Committee is able to focus Board time and attention to matters of interest to shareholders and, through its private sessions with the Trust’s auditor, Chief Compliance Officer and legal counsel, stay fully informed regarding management decisions.

Trustees and Officers – Trustee Qualifications

Comment 14.     We note that much of the information required in this section is missing. When completing this section, please discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each of the three Board members should serve as a trustee of the Fund in light of the Fund's business and structure.

Response:  The qualification of our Board members are as follows:

Richard A. Giesen, Jr. Mr. Giesen has served as a Chairman of the Board of Trustees since the Trust’s inception in 2012. He is the CIO of Elessar Investment Management, LLC and has been involved in the investment business since 1981. His financial background and organizational skills help the Board set long-term goals for the Trust and establish processes for overseeing Trust policies and procedures. He also brings investment management knowledge to the Board of Trustees.

Kevin Keogh. Mr. Keogh has served as a Trustee since the Trust’s inception in 2012.  Mr. Keogh is a partner with the law firm of Buckley King.  As a practicing attorney since 1983, Mr. Keogh provides a valued legal perspective to the Board of Trustees.  His strategic planning, organizational and leadership skills help the Board set long-term goals.

Charles J. Scheidt, Jr. Mr. Scheidt has served as a Trustee since the Trust’s inception in 2012.  Mr. Scheidt is past President and CEO of Commerce Exchange Bank.  Mr. Scheidt previously served as President and CEO of Fifth Third Bank of Northeast Ohio.  Mr. Scheidt’s 30+ years of business/financial experience as well as his strategic planning, organizational and leadership skills assist the Board with budgeting, financial reporting and setting long-term goals.  Mr. Scheidt also serves as Chairman of the Trust’s Audit Committee.

General

Comment 15.     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The filing has been completed.  Should you have any additional comments, please let us know.

Comment 16.     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:  At this time, we do not intend to omit any information from the prospectus in reliance on Rule 430A. Should this change, we will identify the omitted information to you prior to filing the final pre-effective amendment.

Comment 17.     Please advise us if you have submitted or expect to submit an exemptive application orno-action request in connection with your registration statement.

Response:  We do not have a present intent to submit an exemptive application or no-action request in connection with the Registration statement.

Please contact me at (216) 357-7412 if you have any question or if there is anything further that I may provide.

Regards,

Mitch Krahe